FORM 4

	U.S. SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities
	Exchange Act of 1934



1. Name and Address of Reporting Person:

 Marino       Catherine
(Last)        (First)


26 Hampshire Drive  Hudson            NH               03051
(Street)            (City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol:


 Micronetics Wireless, Inc. / NOIZ


3. IRS or Social Security Number of Reporting Person (Voluntary):



4. Statement for Month/Year:

 February 2000


5. If Amendment, Date of Original (Month/Year):



6. Relationship of Reporting Person to Issuer (Check all applicable):

           Director

           10% Owner

   X       Officer (give title below)

           Other (Specified below)

 Vice President - Manufacturing

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:

 Common Stock

 Common Stock

2. Transaction Date:

 February 9, 2000

 February 9, 2000
(Month/Day/Year)

3. Transaction Code:
   Code          V

    M

    M

4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price

 5,000             A                   $2.00

 625               A                   $1.50

5. Amount of Securities Beneficially Owned at End of Month:

 27,350*

6. Ownership Form-Direct (D) or Indirect (I):

     D

     D

7. Nature of Indirect Beneficial Ownership:



Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):



1. Title of Derivative Security:

   Common Stock

   Common Stock


2. Conversion or Exercise Price of Derivative Security:

   $2.00

   $1.50


3. Transaction Date (Month/Day/Year):

   2/9/00

   2/9/00

4. Transaction Code:
   Code          V

    M

    M

5. Number of Derivative Securities Acquired (A) or Disposed of
(D):

   5,000 (D)

   625 (D)

6. Date Exercisable and Expiration Date (Month/Day/Year):


  9/20/98                                 9/20/02

  10/8/99                                 10/8/03
(Date Exercisable)                   (Expiration Date)


7. Title and Amount of Underlying Securities:

 Common Stock                        5,000

 Common Stock                         625
(Title)                          (Amount of Number of Shares)



8. Price of Derivative Security:






9. Number of Derivative Securities Beneficially Owned at End of
Month:

   21,625

10.Ownership Form of Derivative Security: Direct (D) or Indirect (I):

    D
    D

11. Nature of Indirect Beneficial Ownership:



Explanation of Responses:

*	Includes options to purchase 21,625 shares of Common Stock of
 Micronetics Wireless, Inc. whether or not presently exercisable.


s/Catherine Marino                 	       March 1, 2000
Signature of Reporting Person                       Date









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